UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ____________.

Commission file number     1-35791

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 581 Main Street, Woodbridge, New Jersey 07095.

Northfield Bank Employee Savings Plan
Table of Contents
December 31, 2013 and 2012

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a)	Financial Statements of the Plan	Page(s)
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Plan Benefits	2
	Statement of Changes in Net Assets Available for Plan Benefits	3
	Notes to Financial Statements	4-10

(b)	Schedule *
	Schedule of Assets (Held at End of Year) Schedule H, Line 4i as of December 31, 2013	11

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)	Index to Exhibits	12

(d)	Signature	13

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Northfield Bank Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northfield Bank Employee Savings Plan (“the Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for plan benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Withum Smith + Brown, PC
Morristown, New Jersey
June 27, 2014

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012 (in thousands)

	2013	2012
Assets
Investments, at estimated fair value:
Mutual funds	$5,023	$3,482
Interest in common/collective trusts	2,526	3,660
Northfield Bancorp, Inc. Stock Funds	11,200	8,222
Total investments, at estimated fair value	18,749	15,364
Contributions receivable - employer	—	8
Contributions receivable - employee	—	28
Notes receivable from participants	363	435
Net assets available for plan benefits at fair value	19,112	15,835
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(14)	(72)
Net assets available for plan benefits	$19,098	$15,763

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2013 (in thousands)

Additions
Additions to net assets attributable to:
Investment income
Interest and dividend income	$556
Net appreciation in fair value of investments	2,971
Total investment income	3,527
Contributions
Employer	266
Employee	924
Employee rollover	394
Total contributions	1,584
Total additions	5,111
Deductions
Deductions from net assets attributable to:
Participant distributions	1,763
Administrative expenses	13
Total deductions	1,776
Net increase in net assets	3,335
Net assets available for plan benefits, beginning of the year	15,763
Net assets available for plan benefits, end of the year	$19,098

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.    Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the Plan provisions.

General
The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 24, 2013, Northfield Bancorp, Inc., a Delaware corporation, completed its conversion from the mutual holding company to the stock holding company form of organization.  The closing of the conversion and offering was approved by the Northfield Bancorp. Inc.’s shareholders at a meeting on that date.

As part of the conversion, each existing share of Northfield Bancorp, Inc.’s common stock held by public shareholders was converted into the right to receive 1.4029 shares of Northfield Bancorp, Inc.’s (the New Company’s) common stock.  The Plan held 345,521 shares of the predecessor Northfield Bancorp, Inc.’s common stock as of December 31, 2012, which was converted to 484,731 shares of common stock after the completion of its conversion from a mutual holding company to the stock holding company form of organization. Additionally, the Plan held cash in the amount of $2.8 million in the Northfield Bancorp, Inc. Second-Step Conversion Fund which was utilized to purchase approximately 280,175 shares of common stock of the Northfield Bancorp, Inc in the second-step conversion.

Northfield Bancorp, Inc.’s (the New Company’s) common stock began trading on the Nasdaq Global Select Market under the trading symbol “NFBK” on January 25, 2013.

Contributions
Participating employees with three months of credited service who are salaried employees are automatically enrolled in the Plan and are entitled to contribute to the Plan between 2% to 15% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis or after-tax basis.

The Bank matches a portion of the participants’ before or after tax contributions after one year of credited service. The Bank contributed an amount equal to one-quarter of the employee contributions on the first 6% of compensation, as defined, contributed by eligible employees for the first three years. The Bank contributed an amount equal to one-half of the employee contributions on the first 6% of compensation, as defined, contributed by eligible employees for years subsequent to three years. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2013.

Vesting
Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.

The vesting schedule related to Bank matching contributions are as follows:

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Forfeitures
If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution. A forfeiture will occur in the plan year that the participant receives a distribution on their entire vested account or if the participant does not receive a distribution after five consecutive one year breaks in service. Forfeitures are retained in the Plan and used to reduce future Bank contributions. Forfeitures included in plan assets amounted to approximately $0 and $6,000 as of December 31, 2013 and 2012, respectively.

Administrative Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such Participant’s individual investment accounts. In addition, certain investment related expenses have been offset against net investment income and are not readily determinable.

Payment of Benefits
On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through a straight-line annuity, or a rollover to an individual retirement account (“IRA”) or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an IRA or a straight-life annuity contract.

Notes Receivable from Participants
Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate” as published in the Wall Street Journal on the first day of the month in which the loan was made. The rate shall remain in effect until the receivable is repaid. Interest rates on notes receivable from participants were 3.25% at December 31, 2013 and ranged from 3.25% to 8.25% at December 31, 2012.

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Mutual funds are valued on the last business day of the year based on published market values in active markets. Investments in common/collective trusts, are based on fair value of the underlying mutual funds, which are valued on the last business day of the year based on published market values in active markets. The Northfield Bancorp, Inc. Common Stock Fund is valued at its estimated fair value based on the last reported sales price of the year for its ownership of Northfield Bancorp, Inc. common stock and the published market value in active markets for its ownership in money market mutual funds. The Northfield Bancorp, Inc. Second-Step Conversion Fund represented cash held at December 31, 2012, for the purchase of shares of common stock in Northfield Bancorp, Inc.’s second-step conversion offering.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract 0value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The contract value represents contributions made under contract less any participant directed withdrawals plus interest which has not been received from the issuer. The Plan invests in investment contracts through a common collective trust (Wells Fargo Stable Return Fund J). As required by U.S. generally accepted accounting principles, the Statement of Net Assets Available for Plan Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The estimated fair value of the Plan’s interest in the Wells Fargo Stable Return Fund J is primarily based on the following; Guaranteed Investment Contracts (“GICs”) are based on the discounted present value of future cash flows at the current discount rate and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from the wrapper contract in order to switch to a different investment provider, or if the terms of successor plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described above that could result in the payment of benefits at market value rather than at contract value are not probable in the foreseeable future.

As of December 31, 2013 and 2012, the average yields for GICs were as follows:

	2013	2012
Based on actual earnings	1.36%	0.94%
Based on interest rate credited to participants	1.52%	1.95%

Actual earnings of the GICs represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trusts, divided by the fair value of all investments in the Fund at December 31, 2013 and 2012, respectively. Interest credited to the participants for the GICs represents the annual earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2013 and 2012, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon, default, these receivables are deemed to be a distribution to the participant.

Risks and Uncertainties
The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

The Northfield Bancorp, Inc. Stock Fund is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

Effects of New Accounting Pronouncements
The Plan is not aware of new accounting standards that were required to be adopted in 2013, or yet to be adopted, that would materially affect the Plan’s 2013 or prospective financial statements.

3.    Investments

The following presents investments that represented 5% or more of the Plan’s net assets (in thousands):

	December 31,
Investment	2013	2012
Wells Fargo Stable Return Fund J*	$1,826	$2,475
Neuberger Berman Genesis Fund	n/a	795
Northfield Bancorp, Inc. Common Stock Fund	11,200	5,420
Northfield Bancorp, Inc. Second-Step Conversion Fund	n/a	2,802
SSgA S&P 500 Index Fund	1,099	n/a

* represents contract value
n/a - did not represent 5% or more Plan’s net assets in year presented

For the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3.0 million which was made up of the following: interests in common/collected trusts, mutual funds, and the Northfield Bancorp, Inc. Stock Fund appreciated by $145,000, $741,000, and $2.1 million, respectively.

For the year ended December 31, 2013, investment and advisory expenses were $13,000.

4.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500 (in thousands):

	December 31,
	2013	2012
Net assets available for plan benefits per financial statements	$19,098	$15,763
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	14	72
Net assets available for plan benefits per Form 5500	$19,112	$15,835

The following is a reconciliation of additions per the financial statements and Form 5500 (in thousands):

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Year Ended
December 31, 2013
Total additions per financial statements	$5,111
Adjustments from the fair value to contract value for fully
benefit-responsive investment contracts	(58)
Total additions per Form 5500	$5,053

5.    Fair Value Measurements

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with U.S. generally accepted accounting principles, the following table represents the Plan’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2013 and 2012 (in thousands):

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2013	(in thousands)
ASSETS
Mutual funds:
Bond fund	$807	$807	$—	$—
Index funds	1,577	1,577	—	—
Large cap funds	915	915	—	—
Small cap growth funds	899	899	—	—
International fund	99	99	—	—
Targeted retirement funds	726	726	—	—
Total mutual funds	5,023	5,023	—	—
Interest in common/collective trusts:
Equity funds	686	—	686	—
Guaranteed Investment Contracts (GICs)	1,840	—	1,840	—
Total interest in common/collective trusts	2,526	—	2,526	—
Northfield Bancorp, Inc. Stock Fund	11,200	11,200	—	—
Total assets	$18,749	$16,223	$2,526	$—

December 31, 2012
ASSETS
Mutual funds:
Bond fund	$595	$595	$—	$—
Index funds	939	939	—	—
Large cap funds	673	673	—	—
Small cap growth funds	795	795	—	—
International fund	97	97	—	—
Targeted retirement funds	383	383	—	—
Total mutual funds	3,482	3,482	—	—
Interest in common/collective trusts:
Equity funds	1,113	—	1,113	—
Guaranteed Investment Contracts (GICs)	2,547	—	2,547	—
Total interest in common/collective trusts	3,660	—	3,660	—
Northfield Bancorp, Inc. Stock Funds:
Northfield Bancorp, Inc. Common Stock Fund	5,420	5,420	—	—
Northfield Bancorp, Inc. Second-Step Conversion Fund	2,802	2,802	—	—
Total Northfield Bancorp, Inc. Stock Funds	8,222	8,222	—	—
Total assets	$15,364	$11,704	$3,660	$—

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

6.    Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 16, 2012, stating that the written form plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.    Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

8.    Party-in-Interest Transactions

At December 31, 2013 and 2012, the Plan held 571,583 and 626,940 units, respectively, of the Northfield Bancorp, Inc. Stock Funds. At December 31, 2013 and 2012, the Northfield Bancorp, Inc. Common Stock Fund held 815,259 and 484,731 shares, respectively, of Northfield Bancorp, Inc. common stock.

Northfield Bank Employee Savings Plan
Schedule H, Part IV - Line 4i
Schedule of Assets (Held at End of Year)
ID# 13-5578494; Plan# 002
December 31, 2013 (dollars in thousands)

		(c) Description of
		Investment Including
		Maturity Date, Rate
	(b) Identity of Issuer, Borrower	of Interest, Collateral,			(e) Current
*(a)	Lessor or Similar Party	Par, or Maturity Value		(d) Cost **	Value

	Mutual funds
	Columbia Funds Midcap Index Fund	31,680	shares	**	$478
	American Beacon Lg Cap Value Inv	20,783	shares	**	567
	Neuberger Berman Genesis Fund	13,930	shares	**	899
	SSgA S&P 500 Index Fund	37,149	shares	**	1,099
	Pimco Total Return Fund	75,480	shares	**	807
	T. Rowe Price Growth Stock Fund	6,713	shares	**	348
	T. Rowe Price 2010	41	shares	**	1
	T. Rowe Price 2015	4,216	shares	**	60
	T. Rowe Price 2020	2,356	shares	**	48
	T. Rowe Price 2025	3,006	shares	**	46
	T. Rowe Price 2030	6,769	shares	**	152
	T. Rowe Price 2035	12,448	shares	**	202
	T. Rowe Price 2040	2,501	shares	**	58
	T. Rowe Price 2045	2,721	shares	**	42
	T. Rowe Price 2050	4,892	shares	**	64
	T. Rowe Price Retirement Income	3,584	shares	**	53
	Wells Fargo International Fund	1,408	shares	**	99
	Total mutual funds				5,023

	Interest in common/collective trusts
	Sunrise Retirement Balanced Equity Fund	11,049	shares	**	168
	Sunrise Retirement Balanced Fund	34,092	shares	**	518
	Wells Fargo Stable Return Fund J	40,161	shares	**	1,840
	Total interest in common/collective trusts				2,526

*	Northfield Bancorp, Inc. Common Stock Fund	571,583	units	**	11,200

					$18,749

	Notes receivable from participants	Interest of 3.25%			$363

	* Party-in-interest
	** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

Exhibit Number	Description	Page of Sequentially Number Pages
23.1	Consent of Independent Registered Public Accounting Firm	14

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be undersigned on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 27, 2014	By:	/s/ William R. Jacobs
William R. Jacobs
Chief Financial Officer
(Principal Financial and Accounting Officer)